New Horizon Aircraft Ltd.

3187 Highway 35

Lindsay, Ontario, Canada K9V 4R1

(613) 866-1935

April 2, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eranga Dias

Re:	New Horizon Aircraft Ltd.
Registration Statement on Form S-3
File No. 333-286233

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Horizon Aircraft Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, April 4, 2025, or as soon as practicable thereafter.

Please contact Peter Strand of Nelson Mullins Riley & Scarborough LLP via telephone at (202) 689-2983, or via email at peter.strand@nelsonmullins.com with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

New Horizon Aircraft Ltd.

/s/ Brandon Robinson
Name: Brandon Robinson
Title: Chief Executive Officer

cc:	Nelson Mullins Riley & Scarborough LLP
Peter Strand